FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

New Found Gold Corp. (“Company”)

555 Burrard Street, P.O. Box 272

Vancouver, British Columbia

V7X 1M8 Canada

Item 2 Date of Material Change

January 20, 2025

Item 3 News Release

The Company disseminated a news release announcing the material change described herein through the news dissemination services of Cision PR Newswire on January 20, 2025, and a copy was subsequently filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced the appointment of Keith Boyle as Chief Executive Officer of the Company. Mr. Boyle’s appointment follows the resignation of Collin Kettell as Chief Executive Officer. Mr. Kettell will remain a director of the Company.

Item 5 Full Description of Material Change

Item 5.1	Full Description of Material Change

The Company announced the appointment of Keith Boyle as Chief Executive Officer of the Company. Mr. Boyle is a highly experienced executive and operator, having successfully helped lead several development projects throughout his career. Most recently, as Chief Operating Officer, Keith led the accelerated advancement of Reunion Gold’s Oko West discovery through to acquisition by G Mining Ventures for $870 million.

Mr. Boyle’s appointment follows the resignation of Collin Kettell as Chief Executive Officer. Mr. Kettell will remain a director of the Company.

Keith Boyle, Biography

Keith Boyle holds a Bachelor of Science in Mining Engineering and an M.B.A. from the University of Alberta, is a member of the Association of Professional Engineers of Ontario, and has 40 years of experience - the last 17 years being a Chief Operating Officer in precious and base metals systems, at both open pit and underground operations in North America and internationally, including periods in Guyana, Australia, Papua New Guinea, USA, and Madagascar. This work has been performed for both senior and junior companies including Reunion Gold Corporation, Superior Gold Inc., Placer Dome Inc., Aur Resources Inc., Inco Ltd., Cominco Ltd., Dynatec Corp, Alexis Minerals Inc., Chieftain Metals Corp., and Titan Mining Corporation. He last worked at Reunion Gold Corporation where he fast tracked the development of the Oko West Project in Guyana until its acquisition in July 2024 for $870 million. During his career, Keith has demonstrated expertise in several key areas including project development, technical studies, stakeholder relations, operating efficiencies and optimizing operations, cost control, and managing budgets for improved financial performance.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

For further information, please contact Paul Huet, Independent Chairman of the Company, at 1-845-535-1486 or info@newfoundgold.ca.

Item 9	Date of Report

January 21, 2025